

Mail Stop 7010

October 12, 2006

Mr. William George
Executive Vice President and CFO
Comfort Systems USA, Inc.
777 Post Oak Blvd., Suite 500
Houston, TX 77056

> **RE: Form 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006**
> **File No. 1-13011**

Dear Mr. George:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

<u>Financial Statements</u>

<u>Note 5 – Goodwill, page 58</u>

2. We have reviewed your response to prior comment 2. Please enhance your disclosure to more clearly describe what changes in operating plans were identified and what performance and economic conditions led to your conclusion to record goodwill impairment charges. In addition, please disclose which reporting units were affected in 2003, 2004 and 2005.

<u>FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006</u>

<u>Item 4 – Controls and Procedures, page 29</u>

3. We have reviewed your response to prior comment 4. We note that the incorrect wording in your Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006 resulted from an oversight during the preparation of the reports. We continue to believe you should amend your 2006 Forms 10-Q to disclose the results of your evaluations of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your reports. See Item 307 of Regulation S-K. Please refile the Forms 10-Q in their entirety, along with updated certifications.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief